UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-56290

CUSIP NUMBER: [Filing agent to confirm]

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable; this notification relates to the entire Annual Report on Form 10-K.

PART I - REGISTRANT INFORMATION

VIP Play, Inc.

Full Name of Registrant

KeyStar Corp.

Former Name if Applicable

8400 W. Sunset Rd., Suite 300

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89113

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VIP Play, Inc. (the “Company”) required additional time to complete final audit and filing procedures, including finalizing certain auditor documentation and obtaining required approvals and signatures. As a result, the Company was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2026 (the “Annual Report”) by the prescribed deadline of 5:30 p.m. Eastern Time on September 28, 2026.

The Company transmitted the Annual Report to the Securities and Exchange Commission through EDGAR on September 28, 2026, after 5:30 p.m. Eastern Time. Under Rule 13(a)(2) of Regulation S-T, the Annual Report is deemed filed on September 29, 2026. Accordingly, the Annual Report has already been filed within the fifteen-calendar-day period following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Amy Weiss, Chief Accounting Officer
(866) 783-9435

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Annual Report reflects a net loss of approximately $9.5 million for the year ended June 30, 2026, compared to a net loss of approximately $19.2 million for the year ended June 30, 2025, a decrease of approximately $9.6 million, or 50.3%. Basic and diluted net loss per common share was $0.13 for fiscal 2026, compared to $0.26 for fiscal 2025.

The decrease in net loss was primarily attributable to an increase in the noncash gain on the change in fair value of derivative liabilities to approximately $5.7 million in fiscal 2026 from approximately $47 thousand in fiscal 2025, and a decrease in asset impairment expense to approximately $831 thousand from approximately $5.9 million. These changes were partially offset by an increase in general and administrative expenses to approximately $3.8 million from approximately $2.6 million, primarily reflecting a $1.2 million write-off of gaming-related prepaid assets; an increase in employee and contractor compensation to approximately $5.2 million from approximately $4.5 million; and an increase in net gaming loss to approximately $1.0 million from approximately $596 thousand.

Gaming revenue was approximately $184 thousand in fiscal 2026, compared to negative gaming revenue of approximately $86 thousand in fiscal 2025. Cost of gaming revenue increased to approximately $1.2 million from approximately $510 thousand, primarily reflecting gaming platform costs and other direct gaming costs incurred through the wind-down of the sportsbook operations. The Company ceased accepting customer wagers in Tennessee on April 30, 2026, and redirected its resources toward developing proprietary artificial intelligence technologies and software. These development activities had not generated commercial revenue through the date of the Annual Report.

The fiscal 2025 amounts above reflect the revised comparative financial information presented in the Annual Report, including the correction described in Note 2 to the consolidated financial statements. Additional information regarding these results is included in Item 7 and Item 8 of the Annual Report.

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VIP Play, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2026	By:	/s/ Les Ottolenghi
Les Ottolenghi
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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